FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Publication of Supplementary Prospectus dated 29 October 2021
Exhibit No. 2	TR-1 - Notification of Major Holdings dated 08 November 2021
Exhibit No. 3	Publication of Final Terms dated 09 November 2021
Exhibit No. 4	Director/PDMR Shareholding dated 11 November 2021
Exhibit No. 5	Director/PDMR Shareholding dated 15 November 2021
Exhibit No. 6	Tender Offer dated 24 November 2021
Exhibit No. 7	Dividend Declaration dated 25 November 2021
Exhibit No. 8	Clarification of Tender Offer dated 30 November 2021
Exhibit No. 9	Total Voting Rights dated 30 November 2021

Exhibit No. 1

NatWest Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to the NatWest Group plc £40,000,000,000 Euro Medium Term Note Programme, dated 29 October 2021.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7879Q_1-2021-10-29.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

Paul Pybus
Head of Debt Investor Relations
Tel: +44 (0) 7769161183

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 2

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of Her Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of Her Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		5 November 2021
6. Date on which issuer notified (DD/MM/YYYY):		5 November 2021
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	52.96%		52.96%	45,605,892,364
Position of previous notification (if applicable)	53.96%		53.96%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1 each GB00B7T77214	24,152,087,856	52.96%

SUBTOTAL 8. A	24,152,087,856	52.96%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
x
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury).

The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for The Commissioners of Her Majesty's Treasury.

The Commissioners of Her Majesty's Treasury	52.96%	52.96%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for The Commissioners of Her Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (52.96%), has been calculated following the disposal by HMT of 183,481,626 ordinary shares in NWG since its last TR-1 notification on 20 September 2021.

This calculation does not take into account any shares repurchased by NWG under its share buyback programme since the last Total Voting Rights announcement on 29 October 2021. The percentage of voting rights held by HMT could move up or down going forward depending on the number of shares repurchased by NWG and the progress of sales under HMT's trading plan announced on 22 July 2021.

Place of completion	London, England
Date of completion	5 November 2021
Legal Entity Identifier: 2138005O9XJIJN4JPN90

Notes

i Please note that national forms may vary due to specific national legislation (Article 3(1a) of Directive 2004/109/EC) as for instance the applicable thresholds or information regarding capital holdings.

ii Full name of the legal entity and further specification of the issuer or underlying issuer, provided it is reliable and accurate (e.g. address, LEI, domestic number identity). Indicate in the relevant section whether the issuer is a non UK issuer.

iii Other reason for the notification could be voluntary notifications, changes of attribution of the nature of the holding (e.g. expiring of financial instruments) or acting in concert.

iv This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h)/ Article 10 (b) to (h) of Directive 2004/109/EC; (c) all parties to the agreement referred to in Article 10 (a) of Directive 2004/109/EC (DTR5.2.1 (a)) or (d) the holder of financial instruments referred to in Article 13(1) of Directive 2004/109/EC (DTR5.3.1).

As the disclosure of cases of acting in concert may vary due to the specific circumstances (e.g. same or different total positions of the parties, entering or exiting of acting in concert by a single party) the standard form does not provide for a specific method how to notify cases of acting in concert.

In relation to the transactions referred to in points (b) to (h) of Article 10 of Directive 2004/109/EC (DTR5.2.1 (b) to (h)), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in letter (b) of Article 10 of that Directive (DTR5.2.1 (b)), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in letter (c) of Article 10 of that Directive (DTR5.2.1 (c)), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

- in the circumstances foreseen in letter (d) of Article 10 of that Directive (DTR5.2.1 (d)), the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in letter (e) of Article 10 of that Directive (DTR5.2.1 (e)), the controlling natural person or legal entity and, provided it has a notification duty at an individual level under Article 9 (DTR 5.1), under letters (a) to (d) of Article 10 of that Directive (DTR5.2.1 (a) to (d)) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in letter (f) of Article 10 of that Directive (DTR5.2.1 (f)), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in letter (g) of Article 10 of that Directive (DTR5.2.1 (g)), the natural person or legal entity that controls the voting rights;

- in the circumstances foreseen in letter (h) of Article 10 of that Directive (DTR5.2.1 (h)), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion (e.g. management companies).

v Applicable in the cases provided for in Article 10 (b) to (h) of Directive 2004/109/EC (DTR5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in Article 10 of that Directive (DTR5.2) unless the percentage of voting rights held by the shareholder is lower than the lowest notifiable threshold for the disclosure of voting rights holdings in accordance with national practices (e.g. identification of funds managed by management companies).

vi The date on which threshold is crossed or reached should be the date on which the acquisition or disposal took place or the other reason triggered the notification obligation. For passive crossings, the date when the corporate event took effect.

vii The total number of voting rights shall be composed of all the shares, including depository receipts representing shares, to which voting rights are attached even if the exercise thereof is suspended.

viii If the holding has fallen below the lowest applicable threshold in accordance with national law, please note that it might not be necessary in accordance with national law to disclose the extent of the holding, only that the new holding is below that threshold.

ix In case of combined holdings of shares with voting rights attached "direct holding" and voting rights "indirect holding", please split the voting rights number and percentage into the direct and indirect columns - if there is no combined holdings, please leave the relevant box blank.

x Date of maturity/expiration of the financial instrument i.e. the date when right to acquire shares ends.

xi If the financial instrument has such a period - please specify this period - for example once every 3 months starting from [date].

xii In case of cash settled instruments the number and percentages of voting rights is to be presented on a delta-adjusted basis (Article 13(1a) of Directive 2004/109/EC) (DTR 5.3.3.A).

xiii If the person subject to the notification obligation is either controlled and/or does control another undertaking then the second option applies.

xiv The full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity has to be presented also in the cases, in which only on subsidiary level a threshold is crossed or reached and the subsidiary undertaking discloses the notification as only thus the markets get always the full picture of the group holdings. In case of multiple chains through which the voting rights and/or financial instruments are effectively held the chains have to be presented chain by chain leaving a row free between different chains (e.g.: A, B, C, free row, A, B, D, free row, A, E, F etc.).

xv The names of controlled undertakings through which the voting rights and/or financial instruments are effectively held have to be presented irrespectively whether the controlled undertakings cross or reach the lowest applicable threshold themselves.

xvi Example: Correction of a previous notification.

Exhibit No. 3

NatWest Group plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 5 November 2021 (the "Final Terms") for NatWest Group plc ("NatWest Group") £600,000,000 Fixed to Fixed Rate Reset Notes due 9 November 2028  (ISIN: XS2405139432) (the "Notes") issued under the £40,000,000,000 Euro Medium Term Note Programme of NatWest Group (the "Programme").

The Final Terms contain the final terms of the Notes and must be read in conjunction with the prospectus dated 26 November 2020, which constitutes a base prospectus for the purposes of Regulation (EU) 2017/1129 and the supplemental prospectuses dated 19 February 2021, 22 March 2021 and 4 May 2021, 4 August 2021, 3 September 2021, 8 October 2021 and 29 October 2021, each of which constitutes a supplementary prospectus for the purposes of Article 23 of Regulation (EU) 2017/1129 as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018 (together, the "Prospectus").

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8235R_1-2021-11-9.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc - 2138005O9XJIJN4JPN90

Exhibit No. 4

11 November 2021

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) were delivered to PDMRs on 10 November 2021, under the NatWest Group 2014 Employee Share Plan (the Plan), as set out below.

The Shares delivered represent payment of a fixed share allowance (FSA) for the three month period ending 31 December 2021 and have been calculated using a Share price of £2.2038.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Robert Begbie	CEO, NatWest Markets	36,869	17,724	19,145
Peter Flavel	CEO, Wealth Businesses	25,541	12,023	13,518
Bruce Fletcher	Chief Risk Officer, NatWest Group	38,003	17,889	20,114
David Lindberg	CEO, Retail Banking	36,869	17,355	19,514
Andrew McLaughlin1	CEO, RBS International	17,017	0	17,017
Simon McNamara	Chief Administrative Officer	36,869	17,724	19,145
Katie Murray	Chief Financial Officer	85,081	40,049	45,032
Alison Rose	Chief Executive Officer	124,785	58,738	66,047
John-Paul Thwaite	CEO, Commercial Banking	30,062	14,151	15,911
Jen Tippin	Chief People & Transformation Officer	46,795	22,027	24,768
1. The FSA was delivered when Andrew McLaughlin was resident in Jersey and therefore is taxable in Jersey only and not in the UK. No employer tax withholding is required under Jersey law. The Jersey income tax payable in respect of the vesting of the award will be paid by the PDMR directly to the Jersey tax authority.

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £2.15. Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs in the Computershare Share Plan Account and will be released in instalments over a three year period.

The above transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 5

15 November 2021

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

NatWest Group plc (the Company) announces that the PDMR set out below has sold ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on the date and at the price indicated:-
PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Bruce Fletcher	Chief Risk Officer, NatWest Group	23,800	£2.1917	12 November 2021

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 6

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014 AS IT FORMS PART OF DOMESTIC LAW OF THE UNITED KINGDOM BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018.

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA) OR TO ANY U.S. PERSON OR IN OR INTO ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT

24 November 2021

NatWest Group plc (Legal Entity Identifier: 2138005O9XJIJN4JPN90) (the "Issuer") has today launched an invitation to the holders of the outstanding securities detailed below (the "Securities") to tender any and all such Securities for purchase by the Issuer for cash (each such invitation an "Offer" and, together, the "Offers"). The Offers are made on the terms and subject to the conditions set out in the Tender Offer Memorandum dated 24 November 2021 (the "Tender Offer Memorandum") and are subject to the offer and distribution restrictions set out below and as more fully described in the Tender Offer Memorandum.

Copies of the Tender Offer Memorandum are (subject to offer and distribution restrictions) available from the Registrar as set out below. Securityholders are advised to read carefully the Tender Offer Memorandum for full details of, and information on the procedures for participating in, the Offers. Capitalised terms used and not otherwise defined in this announcement have the meanings given to them in the Tender Offer Memorandum.

Description of Securities	ISIN	Aggregate Liquidation Preference Outstanding	Purchase Price	Amount subject to the Offer
5.50 per cent. Cumulative Preference Shares	GB0007548026	£400,000	102.00 per cent.	Any and all
11.00 per cent. Cumulative Preference Shares	GB0007548133	£500,000	155.00 per cent.	Any and all
(each a "Series" and together the "Securities")

THE OFFERS COMMENCE ON 24 NOVEMBER 2021 AND WILL EXPIRE AT 1.00 P.M. (LONDON TIME) ON 14 DECEMBER 2021 (THE "EXPIRATION DEADLINE"), UNLESS AMENDED, EXTENDED, RE-OPENED, WITHDRAWN OR TERMINATED AT THE SOLE AND ABSOLUTE DISCRETION OF THE ISSUER.  TENDER INSTRUCTIONS, ONCE SUBMITTED, MAY, IN PRINCIPLE, NOT BE WITHDRAWN EXCEPT IN THE LIMITED CIRCUMSTANCES OUTLINED IN THE TENDER OFFER MEMORANDUM.

Custodians and CREST will have deadlines for receiving instructions prior to the Expiration Deadline and holders should contact any intermediary through which they hold their Securities as soon as possible to ensure proper and timely delivery of instructions.

Rationale for the Offers

The Issuer is providing the holders of the Securities with an opportunity to have their Securities repurchased while maintaining a responsible approach to the management of the Issuer's capital position. The Issuer will continue to meet all of its capital requirements irrespective of the outcome of the Offers.

Amount subject to the Offers

If, in respect of either Series, the Issuer decides to accept any Securities of such Series validly tendered for purchase pursuant to the relevant Offer, the Issuer intends to accept all validly tendered Securities of such Series for purchase in full with no pro rata scaling. The Issuer is not under any obligation to accept for purchase any Securities tendered pursuant to either Offer. The acceptance for purchase by the Issuer of Securities tendered pursuant to each Offer is at the sole and absolute discretion of the Issuer and tenders may be rejected by the Issuer for any reason.

Purchase Price and Accrued Dividends

The price payable in respect of the Securities accepted for purchase (in respect of each Series, the "Purchase Price") is set out in the table above, and is expressed as a percentage of the liquidation preference of the relevant Securities.

In respect of any Securities accepted for purchase, the Issuer will also pay an amount equal to any accrued and unpaid dividends on the relevant Securities from, and including, the applicable dividend payment date for such Securities immediately preceding the Settlement Date up to, but excluding, the Settlement Date. The Settlement Date is expected to be 16 December 2021.

Securities repurchased by the Issuer pursuant to the Offers will be immediately cancelled. Securities which have not been validly tendered and accepted for purchase pursuant to the Offers will remain outstanding after the Settlement Date.

Total Consideration

The total consideration payable to each Securityholder in respect of Securities validly submitted for tender and accepted for purchase by the Issuer will be an amount in cash equal to (i) the Purchase Price for the relevant Securities multiplied by the aggregate liquidation preference of Securities tendered and delivered by such Securityholder and accepted by the Issuer for purchase (rounded to the nearest £0.01, with £0.005 being rounded upwards), (ii) plus the Accrued Dividend Payment in respect of such Securities.

Amendment and Termination

The Issuer reserves the right, in its sole and absolute discretion, to extend, re-open, withdraw or terminate the Offers and to amend or waive any of the terms and conditions of the Offers at any time following the announcement of the Offers, as described in the Tender Offer Memorandum. Details of any such extension, re-opening, withdrawal, termination, amendment or waiver will be notified to the Securityholders as soon as possible after such decision.

Participation in the Offers

A tender of Securities for purchase may only be made by the submission of a valid Tender Instruction, being (in the case of Securities held in CREST) a valid TTE Instruction or (in the case of Securities not held in CREST) a valid Non-CREST Tender Instruction, and (in the case of Securities not held in CREST) delivery of the certificate or certificates for the relevant Securities, in each case in accordance with the detailed procedures specified in the Tender Offer Memorandum. Different procedures apply for participation in the Offers in respect of (a) Securities held in CREST and (c) Securities not held in CREST.

Indicative Timetable for the Offer

This is an indicative timetable showing one possible outcome for the timing of the Offers based on the dates in the Tender Offer Memorandum. This timetable is subject to change and dates and times may be extended or amended by the Issuer in accordance with the terms of the Offers as described in the Tender Offer Memorandum. Accordingly, the actual timetable may differ significantly from the timetable below.

Date	Action
24 November 2021	Commencement of the Offers
Offers announced by way of announcements on the relevant Notifying News Service(s) and via RNS.
Tender Offer Memorandum available from the Registrar.
14 December 2021 1.00 p.m., London time	Expiration Deadline Deadline for receipt by the Registrar of all Tender Instructions in order for Securityholders to be able to participate in the Offers.
15 December 2021	Announcement of Result of Offers Announcement of the Issuer's decision whether to accept valid tenders of Securities for purchase pursuant to the Offers to Securityholders.
Details of:
(i) the aggregate liquidation preference of the Securities of each Series validly tendered pursuant to the Offers prior to the Expiration Deadline and accepted for purchase; and
(ii) the liquidation preference of Securities of each Series that will remain outstanding after the Settlement Date, distributed by way of announcements on the relevant Notifying News Service(s) and via RNS.
16 December 2021	Settlement Date Expected Settlement Date for the Offers to Securityholders. Payment of Purchase Consideration and Accrued Dividend Payment in respect of the Offers to Securityholders.

Unless stated otherwise, announcements in connection with the Offers will be made via RNS (http://www.londonstockexchange.com/exchange/news/market-news/market-newshome.html). Such announcements may also be made by (i) the issue of a press release to a Notifying News Service and (ii) the posting of notices to the registered address of holders of the Securities. Copies of all such announcements, notices and press releases can also be obtained from the Registrar, the contact details for whom are on the last page of this announcement. Significant delays may be experienced where notices are sent by post and Securityholders are urged to contact the Registrar, as applicable, for the relevant announcements relating to the Offers.

Tender Instructions

To tender Securities for purchase pursuant to an Offer, a holder of Securities should:

(a)           where such Securities are not held in CREST, complete and deliver, or arrange to have delivered on its behalf, a Non-CREST Tender Instruction (in the form posted to the holder of Securities together with the Tender Offer Memorandum and available from the Registrar on request) for receipt by the Registrar by the Expiration Deadline and deliver to the Registrar the certificate or certificates for the Securities which are the subject of such Non-CREST Tender Instruction together with the Non-CREST Tender Instruction; and

(b)           where such Securities are held in CREST, not later than the Expiration Deadline, send (or, in the case of CREST sponsored members, procure that their CREST sponsor sends) a TTE Instruction to EUI, which must be properly authenticated in accordance with EUI's specifications, containing the relevant information set out in the Tender Offer Memorandum.

Securityholders are advised to check with any bank, securities broker or other intermediary through which they hold Securities whether such intermediary needs to receive instructions from a Securityholder before the deadline specified in the Tender Offer Memorandum in order for that Securityholder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers. The deadlines set by any intermediary and (where applicable) CREST for the submission and withdrawal of Tender Instructions and (where applicable) TTE Instructions will also be earlier than the relevant deadline specified in the Tender Offer Memorandum.

Securityholders are advised to read carefully the Tender Offer Memorandum for full details of and information on the procedures for participating in the Offer.

NatWest Markets Plc is acting as Sole Dealer Manager for the Offers and Computershare Investor Services PLC is acting as the Registrar.

Questions and requests for assistance in connection with the Offers may be directed to the Sole Dealer Manager.

THE STRUCTURING ADVISER AND SOLE DEALER MANAGER
NatWest Markets Plc 250 Bishopsgate London EC2M 4AA Telephone: +44 20 7678 5222 Attention: Liability Management Email: NWMLiabilityManagement@natwestmarkets.com
Questions and requests for assistance in connection with the delivery of Tender Instructions, or requests for copies of the Tender Offer Memorandum or related documents, which may be obtained free of charge, may be directed to the Registrar.

THE REGISTRAR Computershare Investor Services PLC Corporate Actions Projects The Pavilions Bridgwater Road Bristol BS99 6AH Telephone: +44 (0)370 702 0135

This announcement is released by NatWest Group plc and contains information that qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 ("MAR") as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, encompassing information relating to the Offers described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055 as it forms part of UK retained law, this announcement is made by Paul Pybus, Head of Debt Investor Relations, on behalf of NatWest Group plc.

DISCLAIMER This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which should be read carefully before any decision is made with respect to the Offers. If you are in any doubt as to the contents of this announcement or the Tender Offer Memorandum or the action you should take, you are recommended to seek your own financial, tax and legal advice, including as to any tax consequences, immediately from your broker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offers. None of the Issuer, the Sole Dealer Manager or the Registrar is providing Securityholders with any legal, business, tax or other advice in this announcement or the Tender Offer Memorandum. Securityholders should consult with their own advisers as needed to assist them in making an investment decision and to advise them whether they are legally permitted to participate in the Offers.

None of the Sole Dealer Manager, the Issuer or the Registrar (or any of their respective directors, officers, employees, agents or affiliates) makes any recommendation whatsoever or regarding this announcement, the Tender Offer Memorandum or the Offers or whether any Securityholder should submit Tender Instructions or refrain from doing so, and no one has been authorised by any of them to make any such recommendation. Neither Dealer Manager nor the Registrar (or any of their respective directors, officers, employees, agents or affiliates) makes any representation or assumes any responsibility for: (a) the accuracy or completeness of the information concerning the Offers or the Issuer contained in this announcement or in the Tender Offer Memorandum or for any failure by the Issuer to disclose events that may have occurred and may affect the significance or accuracy of the information in this announcement or the Tender Offer Memorandum; or (b) any acts or omissions of the Issuer or any other person in connection with this announcement, the Tender Offer Memorandum, the Offer or the Securities. None of the Sole Dealer Manager, the Issuer or the Registrar (or any of their respective directors, officers, employees, agents or affiliates) has expressed any opinion as to whether the terms of the Offers are fair.

Offer and Distribution Restrictions

Neither this announcement nor the Tender Offer Memorandum constitutes an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Tender Offer Memorandum comes are required by each of the Issuer, the Sole Dealer Manager and the Registrar to inform themselves about and to observe any such restrictions.

United States

The Offers are not being made and will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or of any facilities of a national securities exchange of, the United States or to any U.S. Person (as defined in Regulation S of the United States Securities Act of 1933, as amended (each a "U.S. Person")). This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. Accordingly, copies of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to a U.S. Person and the Securities cannot be tendered in the Offers by any such use, means, instrumentality or facility or from or within or by persons located or resident in the United States or by any U.S. Person. Any purported tender of Securities in the Offers resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Securities made by a person located in the United States, a U.S. Person, by any person acting for the account or benefit of a U.S. Person, or by any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.

Each holder of Securities participating in an Offer will represent that it is not a U.S. Person located in the United States and is not participating in such Offer from the United States, or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such Offer from the United States and who is not a U.S. Person. For the purposes of this and the above paragraph, "United States" means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order")) or persons who are within Article 43(2) of the Financial Promotion Order (which includes an existing creditor of the Issuer and, therefore, includes the Securityholders) or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Offers are not being made, directly or indirectly, in the Republic of France ("France") other than to qualified investors (investisseurs qualifiés) as defined in Article L.411-2 1° of the French Code monétaire et financier. Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been or shall be distributed in France other than to qualified investors (investisseurs qualifiés) and only qualified investors (investisseurs qualifiés) are eligible to participate in the Offers. This announcement, the Tender Offer Memorandum and any other document or material relating to the Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Belgium

Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids, as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" within the meaning of Article 10 of the Belgian Law of 16 June 2006 on public offerings of investment instruments and the admission of investment instruments to trading on regulated markets (as amended from time to time).

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB").

The Offers are being carried out in the Republic of Italy as an exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999.

Securityholders, or beneficial owners of the Securities, can tender some or all of their Securities pursuant to the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Offers.

General

Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Securities (and tenders of Securities for purchase pursuant to the Offers will not be accepted from Securityholders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an Offer to be made by a licensed broker or dealer and the Sole Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, such Offer shall be deemed to be made by the Sole Dealer Manager or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction.

In addition to the representations referred to above in respect of the United States, each Securityholder participating in an Offer will be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as described in the Tender Offer Memorandum. Any tender of Securities for purchase pursuant to the Offers from a Securityholder that is unable to make these representations will not be accepted.

Each of the Issuer, the Sole Dealer Manager and the Registrar reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Securities for purchase pursuant to an Offer, whether any such representation given by a Securityholder is correct and, if such investigation is undertaken and as a result the Issuer determines (for any reason) that such representation is not correct, such tender or submission may be rejected.

Exhibit No. 7

 NATWEST GROUP plc

25 November 2021

DIVIDEND ON SERIES U NON-CUMULATIVE PREFERENCE SHARES OF US$0.01 FOR THE THREE MONTHS TO 31 DECEMBER 2021

The Directors have declared the specified dividend on the undernoted series of non-cumulative preference shares of US$0.01 each, all of which are represented by American Depositary Shares, for the three months to 31 December 2021. Unless otherwise resolved by the Board, this dividend will be paid on 31 December 2021 at the undernoted rate to holders on the register at the close of business on 16 December 2021.

Series	Dividend payable per share
Series U	US$626.49

DIVIDENDS ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 30 SEPTEMBER 2021

The Directors have declared half-yearly dividends on the 11 per cent and the 5.5 per cent cumulative preference shares. Unless otherwise resolved by the Board, the dividends will be paid on 31 December 2021 at the rate of 5.5 per cent and 2.75 per cent respectively, and will be paid to those preference shareholders on the register at the close of business on 3 December 2021.

Participation in the Tender Offer announced on 24th November 2021 (RNS Number: 4812T) will have no impact on the receipt of this dividend.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

End

Exhibit No. 8
NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA) OR TO ANY U.S. PERSON OR IN OR INTO ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT

30 November 2021

Reference is made to the announcement of NatWest Group plc (Legal Entity Identifier: 2138005O9XJIJN4JPN90) (the "Issuer") dated 24 November 2021 (the "Launch Announcement") in respect of the Offers relating to the Securities set out below. Capitalised terms used but not defined herein shall have the meanings given to them in the Launch Announcement.

Description of Securities	ISIN	Aggregate Liquidation Preference Outstanding	Purchase Price	Amount subject to the Offer
5.50 per cent. Cumulative Preference Shares	GB0007548026	£400,000	102.00 per cent.	Any and all
11.00 per cent. Cumulative Preference Shares	GB0007548133	£500,000	155.00 per cent.	Any and all
Following the commencement of the Offers, the Issuer is taking the opportunity to clarify the meaning of the term "liquidation preference" as used in the Tender Offer Memorandum:

What is the liquidation preference of the Securities?

The term "liquidation preference" when used in the Tender Offer Memorandum refers to the nominal or paid up amount of the relevant Securities.  It does not include any premium amount which may be payable on a winding up or liquidation of the Issuer.  The liquidation preference of each of the Securities is therefore £1.00.  In accordance with the terms and conditions of the Offers set out in the Tender Offer Memorandum, a holder whose Securities are validly tendered and accepted for purchase pursuant to the relevant Offer would receive a cash purchase price of £1.02 for each 5.50 per cent. Cumulative Preference Share, and £1.55 in respect of each 11.00 per cent. Cumulative Preference Share, as applicable, in each case together with the relevant Accrued Dividend Payment.

NatWest Markets Plc is acting as Sole Dealer Manager for the Offers and Computershare Investor Services PLC is acting as the Registrar.

Questions and requests for assistance in connection with the Offers may be directed to the Sole Dealer Manager.

THE STRUCTURING ADVISER AND SOLE DEALER MANAGER
NatWest Markets Plc 250 Bishopsgate London EC2M 4AA Telephone: +44 20 7678 5222 Attention: Liability Management Email: NWMLiabilityManagement@natwestmarkets.com
Questions and requests for assistance in connection with the delivery of Tender Instructions, or requests for copies of the Tender Offer Memorandum or related documents, which may be obtained free of charge, may be directed to the Registrar.

THE REGISTRAR Computershare Investor Services PLC Corporate Actions Projects The Pavilions Bridgwater Road Bristol BS99 6AH Telephone: +44 (0)370 702 0135

DISCLAIMER This announcement must be read in conjunction with the Launch Announcement and the Tender Offer Memorandum. This announcement, the Launch Announcement and the Tender Offer Memorandum contain important information which should be read carefully before any decision is made with respect to the Offers. If you are in any doubt as to the contents of this announcement, the Launch Announcement or the Tender Offer Memorandum or the action you should take, you are recommended to seek your own financial, tax and legal advice, including as to any tax consequences, immediately from your broker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offers. None of the Issuer, the Sole Dealer Manager or the Registrar is providing Securityholders with any legal, business, tax or other advice in this announcement or the Tender Offer Memorandum. Securityholders should consult with their own advisers as needed to assist them in making an investment decision and to advise them whether they are legally permitted to participate in the Offers.

None of the Sole Dealer Manager, the Issuer or the Registrar (or any of their respective directors, officers, employees, agents or affiliates) makes any recommendation whatsoever or regarding this announcement, the Launch Announcement, the Tender Offer Memorandum or the Offers or whether any Securityholder should submit Tender Instructions or refrain from doing so, and no one has been authorised by any of them to make any such recommendation. Neither the Sole Dealer Manager nor the Registrar (or any of their respective directors, officers, employees, agents or affiliates) makes any representation or assumes any responsibility for: (a) the accuracy or completeness of the information concerning the Offers or the Issuer contained in this announcement, the Launch Announcement or in the Tender Offer Memorandum or for any failure by the Issuer to disclose events that may have occurred and may affect the significance or accuracy of the information in this announcement or the Tender Offer Memorandum; or (b) any acts or omissions of the Issuer or any other person in connection with this announcement, the Tender Offer Memorandum, the Offer or the Securities. None of the Sole Dealer Manager, the Issuer or the Registrar (or any of their respective directors, officers, employees, agents or affiliates) has expressed any opinion as to whether the terms of the Offers are fair.

Offer and Distribution Restrictions

Neither this announcement, the Launch Announcement nor the Tender Offer Memorandum constitutes an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. The distribution of this announcement, the Launch Announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement, the Launch Announcement or the Tender Offer Memorandum comes are required by each of the Issuer, the Sole Dealer Manager and the Registrar to inform themselves about and to observe any such restrictions.

United States

The Offers are not being made and will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or of any facilities of a national securities exchange of, the United States or to any U.S. Person (as defined in Regulation S of the United States Securities Act of 1933, as amended (each a "U.S. Person")). This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. Accordingly, copies of this announcement, the Launch Announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to a U.S. Person and the Securities cannot be tendered in the Offers by any such use, means, instrumentality or facility or from or within or by persons located or resident in the United States or by any U.S. Person. Any purported tender of Securities in the Offers resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Securities made by a person located in the United States, a U.S. Person, by any person acting for the account or benefit of a U.S. Person, or by any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.

Each holder of Securities participating in an Offer will represent that it is not a U.S. Person located in the United States and is not participating in such Offer from the United States, or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such Offer from the United States and who is not a U.S. Person. For the purposes of this and the above paragraph, "United States" means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

United Kingdom

The communication of this announcement, the Launch Announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order")) or persons who are within Article 43(2) of the Financial Promotion Order (which includes an existing creditor of the Issuer and, therefore, includes the Securityholders) or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Offers are not being made, directly or indirectly, in the Republic of France ("France") other than to qualified investors (investisseurs qualifiés) as defined in Article L.411-2 1° of the French Code monétaire et financier. Neither this announcement, the Launch Announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been or shall be distributed in France other than to qualified investors (investisseurs qualifiés) and only qualified investors (investisseurs qualifiés) are eligible to participate in the Offers. This announcement, the Launch Announcement, the Tender Offer Memorandum and any other document or material relating to the Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Belgium

Neither this announcement, the Launch Announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids, as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and neither this announcement, the Launch Announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" within the meaning of Article 10 of the Belgian Law of 16 June 2006 on public offerings of investment instruments and the admission of investment instruments to trading on regulated markets (as amended from time to time).

Italy

None of the Offers, this announcement, the Launch Announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB").

The Offers are being carried out in the Republic of Italy as an exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999.

Securityholders, or beneficial owners of the Securities, can tender some or all of their Securities pursuant to the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Offers.

General

Neither this announcement, the Launch Announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Securities (and tenders of Securities for purchase pursuant to the Offers will not be accepted from Securityholders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an Offer to be made by a licensed broker or dealer and the Sole Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, such Offer shall be deemed to be made by the Sole Dealer Manager or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction.

In addition to the representations referred to above in respect of the United States, each Securityholder participating in an Offer will be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as described in the Tender Offer Memorandum. Any tender of Securities for purchase pursuant to the Offers from a Securityholder that is unable to make these representations will not be accepted.

Each of the Issuer, the Sole Dealer Manager and the Registrar reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Securities for purchase pursuant to an Offer, whether any such representation given by a Securityholder is correct and, if such investigation is undertaken and as a result the Issuer determines (for any reason) that such representation is not correct, such tender or submission may be rejected.

Exhibit No. 9

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 30 November 2021.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 November 2021
Ordinary Shares of £1	11,317,163,293	4	45,268,653,172
Ordinary Shares of £1 held in treasury	189,712,123	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,507,775,416		45,272,253,172

Shareholders may use the above figure (45,272,253,172) for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 30 November 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary